August 23, 2024

Paterson Wayne
Chief Executive Officer
Anteris Technologies Global Corp.
860 Blue Gentian Road
Suite 340
Eagan, Minnesota 55121

       Re: Anteris Technologies Global Corp.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted August 9, 2024
           CIK No. 0002011514
Dear Paterson Wayne:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 9, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted August 9, 2024
Prospectus Summary, page 1

1. We note your revised disclosure in response to prior comment 1 and reissue in part. Please provide further detail, where appropriate, regarding the Company's design and scope of the planned pivotal clinical trial. Please note that the Summary should not include a lengthy description of your clinical trials and results. We note that this detailed information is better suited for the body of the prospectus and that your Business discussion already contains substantially the same presentation.
 August 23, 2024
Page 2
2. We note your revised disclosure in response to prior comment 2 and reissue the comment.
       Please provide details supporting management's expectation that the total global market opportunity will reach $10 billion in 2028. Please also provide the Company's potential addressable market.
Risk Factors, page 10

3. We note your revised disclosure in response to prior comment 6 and reissue in part. Please disclose whether you have entered into any agreements with the named third parties on page 21. If so, please further revise your disclosure, here or elsewhere as appropriate, to discuss the material terms of any such agreements. If material, please file these agreements as exhibits to the registration statement or provide your analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.
We rely on third parties for the supply of materials and for the design and manufacture of our products..., page 21

4. We note your revised disclosure on page 21 that you currently rely on a limited number of suppliers to supply raw materials and other components. Please clarify whether you rely on any single-source suppliers for any raw materials used in your products. Please expand your disclosure under an appropriate heading in the Business section to identify any such suppliers on which you rely and the material terms of your agreements with such parties.
       Refer to Item 101(h)(4)(v) of Regulation S-K.
Clinical Results and Trials, page 60

5. We refer to your revised disclosure in the Summary and elsewhere in the registration
       statement that your trial results suggest the    favorable performance
of [y]our DurAVR
       THV    compared with the published results of the Sapien 3 THV system developed by
       your competitor, Edwards Lifesciences Corporation, although your
DurAVR THV
       system has not been tested head-to-head against existing approved
systems.    Please note
       that your clinical trial results or your product candidate   s
performance in such trials
       should not be compared to other products or alternative trials unless head-to-head trials were conducted. Please revise to remove references to this comparison throughout your registration statement accordingly.
6. We note your revised disclosure in response to prior comment 15, which we reissue in part. Please revise your disclosure under an appropriate heading in the Business section to discuss the data and the significance of and differences between the EOA, MPG, and
       DVT metrics rather than drawing conclusions from the results.
7.     We note your revised disclosure discussing your agreements with IQVIA
Inc, Yale
       University, and the Yale Cardiovascular Research Group in response to prior comment
       16. Please revise your disclosure to disclose the material terms of such agreements, including but not limited to, when you entered into such agreements and the aggregate amounts paid or received to date under these agreements, as applicable. If material, please file such agreements as exhibits to your registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
 August 23, 2024
Page 3
License Agreements, page 64

8. We note your disclosure that the sale of the distribution and manufacturing rights for
       CardioCel and VascuCel to LeMaitre Vascular included an exclusive intellectual property license to use your proprietary ADAPT tissue limited to the cardiovascular patch field of use. Please revise to clarify whether you entered into a license agreement with LeMaitre and if so, please disclose the material terms of such agreement, including the duration of the agreement, aggregate amounts paid or received to date under the agreement (including any up-front or execution fees), aggregate future potential milestone payments to be paid or received, royalty rates, and termination provisions, as applicable. Please also file the license agreement as an exhibit to your registration statement, if applicable, or provide your analysis as to why the agreement does not need to be filed pursuant to Item
       601(b)(10) of Regulation S-K.
9. We note your revised disclosure in response to prior comment 19 and reissue in part.
       Please revise your disclosure to specify the aggregate amounts paid or received to date
       (including any upfront or execution fees) under each of your supply and license agreement with 4C and material development agreement with ESIA.
10. We note your revised disclosure in response to prior comment 20, which we reissue in part. We refer to your disclosure that you contributed $0.2 million concurrently with the purchase of 30% of the equity capital stock of v2vmedtech pursuant to the stock purchase agreement. Please revise to disclose the aggregate amounts paid to date under the v2v
       Agreements. You also disclose that the v2v Agreements will expire one year after completion of first use of the products in an early feasibility study or any human clinical trial. Please revise to disclose the current stage of development of the products subject to the v2v Agreements and when you expect to complete an early feasibility study.
11. We note your reference to a source provided by Clarivate DRG relating to the expected global market for leaky valve devices in 2028. Please revise to specify the source and the citation that support your statement, including any reports or publications.
Intellectual Property, page 67

12. Please revise your disclosure within this section to clarify the type of patent protection
       (such as composition of matter, use or process) for each patent and patent application.
       Please also identify the specific products or technologies to which each such patent and patent application relates. For example, we note that multiple patents and patent applications are listed in the tables with the same titles.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Comparison of Years Ended December 31, 2023 and December 31, 2022
Research and Development Expense, page 91

13. We have reviewed your responses to comments 25 and 26 and note that you do not track research and development expenses related to the previously identified components. We note, however, a significant increase in research and development expense primarily due to preparatory activities related to EFS, increased clinical costs related to the enrollment of additional patients, and increased headcount related to the upscaling of manufacturing capabilities and expansion of medical affairs activities. Please revise your discussion to provide additional quantitative information and amounts related to these identified items
 August 23, 2024
Page 4

       and the year-over-year increase. Refer to Item 303 of Regulation S-K. Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at
202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Jeremy W. Cleveland, Esq.